

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 12, 2017

Teresa L. Dick
Senior Vice President and Chief Financial Officer
Diamondback Energy, Inc.
500 West Texas, Suite 1200
Midland, TX 79701

> **Re:** **Diamondback Energy, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed February 15, 2017**
> **File No. 1-35700**

Dear Ms. Dick:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Karl Hiller
>
> Karl Hiller
> Branch Chief
> Office of Natural Resources